Mail Stop 4561

March 17, 2009

Rolla Huff
Chief Executive Officer
Earthlink, Inc.
1375 Peachtree St.
Atlanta, GA 30309

> **Re:** **Earthlink, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **File No. 001-15605**

Dear Mr. Huff:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Kirkorian

Stephen Krikorian
Accounting Branch Chief